                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K



        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993




                         Commission file number 1-4238





                           LORAL MASTER SAVINGS PLAN





                               LORAL CORPORATION
                                600 Third Avenue
                           New York, New York  10016

                              REQUIRED INFORMATION

The combined statements of net assets available for Plan benefits as of December 31, 1993 and 1992, and the related combined statement of changes in net assets available for Plan benefits for the year ended December 31, 1993, together with the Report and Consent of Independent Accountants, are attached and filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Master Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                                 LORAL MASTER SAVINGS PLAN
                                             -------------------------------
                                                         Plan



Date:  April 15, 1994                 BY:            STEPHEN L. JACKSON
                                             --------------------------------
                                                     Stephen L. Jackson
                                                     Plan Administrator

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Master Plan Committee of
  Loral Corporation and Participants
  of The Loral Master Savings Plan:

We have audited the combined statements of net assets available for plan benefits of the Loral Master Savings Plan (the "Plan") at December 31, 1993 and 1992, and the related combined statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Loral Master Savings Plan, which are included on pages 11 through 13, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         COOPERS & LYBRAND

New York, New York
April 12, 1994

                           LORAL MASTER SAVINGS PLAN
          COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              AT DECEMBER 31, 1993
                                 (In thousands)



                                                      Loral                    Fixed      Money
                                                     Company      Equity      Income      Market
                                                   Stock Fund      Fund        Fund        Fund       Total
                                                   ----------      ----        ----        ----       -----
Assets:

    Investments, at fair value
      (Notes 1, 2 and 4)                            $36,040      $68,615     $22,227      $28,905     $155,787

    Receivables (Note 3):
      Employer contributions                          1,144           46          18           25        1,233
      Participant contributions                          95          504         176          205          980

    Loans receivable from participants (Note 6)         901        3,310         927        2,125        7,263
                                                    -------      -------     -------       ------      -------

      Total assets                                   38,180       72,475      23,348       31,260      165,263
                                                    -------      -------     -------       ------      -------

Liabilities:

    Accrued liabilities

    Forfeitures available to reduce future
      employer contributions (Note 2)                                  3           1          154          158
                                                    -------      -------     -------       ------      -------

      Total liabilities                                   0            3           1          154          158
                                                    -------      -------     -------       ------      -------

Net assets available for plan benefits              $38,180      $72,472     $23,347      $31,106     $165,105
                                                    =======      =======     =======      =======     ========





                  See Notes to Combined Financial Statements.

                           LORAL MASTER SAVINGS PLAN
          COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              AT DECEMBER 31, 1992
                                 (In thousands)


                                                        Loral                           Fixed              Money
                                                       Company         Equity          Income             Market
                                                     Stock Fund         Fund            Fund               Fund            Total
                                                     ----------         ----            ----               ----            -----
Assets

  Investments, at fair value
   (Notes 1, 2 and 4)                                     $22,055       $50,814           $19,766          $30,218         $122,853

  Receivables (Note 3):
   Employer contributions                                     442            41                20               34              537
   Participant contributions                                   71           450               188              253              962

  Loans receivable from participants (Note 6)                 602         2,414             1,013            2,211            6,240
                                                          -------       -------           -------          -------          -------

   Total assets                                            23,170        53,719            20,987           32,716          130,592
                                                          -------       -------           -------          -------          -------
Liabilities

  Accrued liabilities                                          52            23                13              191              279

  Forfeitures available to reduce future
   employer contributions (Note 2)                                                              5              240              245
                                                          -------       -------           -------          -------          -------

   Total liabilities                                           52            23                18              431              524
                                                          -------       -------           -------          -------          -------

Net assets available for plan benefits                   $ 23,118      $ 53,696          $ 20,969         $ 32,285         $130,068
                                                          =======       =======           =======          =======          =======




                  See Notes to Combined Financial Statements.

                           LORAL MASTER SAVINGS PLAN
    COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                                 (In thousands)


                                                    Loral                          Fixed           Money
                                                   Company         Equity         Income           Market
                                                 Stock Fund         Fund           Fund             Fund        Total
                                                 ----------        ------         ------           ------       -----
Additions:

  Contributions (Note 3):
    Employer                                     $  2,491       $    525        $    219        $    330       $  3,565
    Participant                                     1,020          5,819           2,405           2,891         12,135

  Investment income
    (Notes 2, 4 and 6):
    Interest income                                    58            206              70             140            474
    Dividend income                                   494          6,363           1,727             876          9,460

  Net appreciation (depreciation)
    in fair value of investments (Note 2)          13,849          6,602            (465)                        19,986
                                                 --------       --------        --------        --------       --------

                                                   17,912         19,515           3,956           4,237         45,620

Withdrawals (Note 5)                               (1,764)        (3,786)         (2,031)         (2,876)       (10,457)

Administrative expenses (Note 8)                       (5)           (28)            (22)            (71)          (126)

Transfers among funds, net                         (1,081)         3,075             475          (2,469)

Net assets available for plan benefits
  beginning of year                                23,118         53,696          20,969          32,285        130,068
                                                 --------       --------        --------        --------       --------
Net assets available for plan benefits
  end of year                                    $ 38,180       $ 72,472        $ 23,347        $ 31,106       $165,105
                                                 ========       ========        ========        ========       ========





                  See Notes to Combined Financial Statements.

                           LORAL MASTER SAVINGS PLAN
                     NOTES TO COMBINED FINANCIAL STATEMENTS


1.   Plan Description

     The combined financial statements of the Loral Master Savings Plan (the "Plan") include several individual qualified defined contribution 401(k) plans (the "Individual Plans") of certain divisions and subsidiaries of Loral Corporation (the "Company").

     The Plan is a defined contribution 401(k) plan designed to provide eligible employees with tax advantaged long-term savings for retirement. Participants are able to direct their investment to a combination of four funds: the Loral Company Stock Fund; the Equity Fund; the Fixed Income Fund; and the Money Market Fund. Effective January 1, 1994, participants can elect to direct their investment to four additional funds: The Growth and Income Fund; the Asset Manager Fund; the Overseas Fund; and the Intermediate Bond Fund.

     Complete descriptions of the Plan and the Individual Plans, including eligibility requirements and vesting provisions, are contained in the Plan documents.


2.   Summary of Significant Accounting Policies

     Valuation of Investments

     Investments in the Loral Company Stock Fund are valued at the last reported sales price on the last business day of the year.

     Investments in the Equity Fund, the Fixed Income Fund and the Money Market Fund are valued at the net asset value per share as reported by the representative fund manager.

     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Investment Transactions and Investment Income

     Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

                           LORAL MASTER SAVINGS PLAN
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                  (Continued)

     Withdrawals Payable

     Withdrawal claims pertaining to 1993 which were paid in 1994 were approximately $504,000. These payments are reported as a liability on Form 5500.

     Forfeitures

     Participants vest in the Employer Contribution in accordance with the provisions of each Individual Plan. Non-vested Employer Contributions are forfeited upon termination or withdrawal. These amounts are used to reduce future Employer Contributions. Forfeitures for the year ended December 31, 1993 were approximately $176,000.

     Reclassifications

     Certain reclassifications have been made to conform prior year amounts to the current year presentation.

3.   Contributions

     All active participants may contribute 2% to 6% of their cash compensation, as defined, to the Plan as a "Basic Contribution." In addition, participants who are making Basic Contributions at the maximum rate may elect to contribute an additional amount ranging up to 11% of their cash compensation as a "Voluntary Contribution", subject to Internal Revenue Code ("IRC") limitations. Participants' contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the IRC.

     The Company will contribute amounts ranging from 20% to 100% of the participants' Basic Contribution in accordance with the provisions of the Individual Plans as an Employer Contribution. The amount of the contribution, the type of the contribution, the allocation to the various investment funds and limits on the contributions credited to a participant are governed by the Individual Plan documents.

     As of December 31, 1993 and 1992, there were approximately 4,100 and 4,000 participants in the Plan, respectively, some of whom have elected to invest in more than one fund.

     Although the Company has not expressed an intent to do so, the Company can discontinue its contributions and or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a discontinuance and or termination of the Plan, participants will become 100 percent vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

                           LORAL MASTER SAVINGS PLAN
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                  (Continued)


4.   Investments

     Plan investments at December 31, 1993 and 1992 were as follows:

                                                            Face Amount            Fair
                                                             or Shares             Value                Cost
                                                            -----------           ------                ----
                                                                                         (In thousands)
1993:

     Loral Company Stock Fund:
         Loral Corporation Common Stock                        954,706          $ 36,040 *            $ 18,052

     Equity Fund:
         Fidelity Magellan Fund                                968,457            68,615 *              59,876

     Fixed Income Fund:
         Fidelity Ginnie Mae Portfolio                       2,046,686            22,227 *              22,067

     Money Market Fund:
         Fidelity Retirement Money
         Market Trust                                       28,904,733            28,905 *              28,905
                                                                                 -------               -------

                                                                                $155,787              $128,900
                                                                                 =======               =======


1992:

     Loral Company Stock Fund:
         Loral Corporation Common Stock                        479,443          $ 22,055 *            $ 16,068

     Equity Fund:
         Fidelity Magellan Fund                                806,439            50,814 *              47,421

     Fixed Income Fund:
         Fidelity Ginnie Mae Portfolio                       1,785,568            19,766 *              19,012

     Money Market Fund:
         Fidelity Retirement Money
         Market Trust                                       30,218,287            30,218 *              30,218
                                                                                 -------               -------


                                                                                $122,853              $112,719
                                                                                 =======               =======




* Represents greater than 5% of net assets available for plan benefits at beginning of the year.

                           LORAL MASTER SAVINGS PLAN
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                  (Continued)

5.   Withdrawals

     Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $3,500 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

     Generally a 10% penalty will be imposed on certain withdrawals made before the participant reaches age 59 1/2.

     Assets in a participant's account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 1/2. Financial hardship is determined pursuant to provisions of the IRC.


6.   Loans

     The Plan generally provides for loans to active participants. The maximum loan generally allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior year or (2) 50% of the vested value of the participant's account in the Plan. The minimum loan amount is $1,000. The Individual Plan Administrative Committees establish the interest rate and the repayment terms, both of which are fixed for the term of the loan. The interest is based on the prime interest rate, as defined, plus one percent. Repayment periods generally range from one to four years, with a nine year maximum for loans used in connection with the purchase of a principal residence, except for one of the Individual Plans where repayment periods range from five to ten years. Loan repayments are made through payroll deductions, with principal and interest being credited to the participants' fund accounts. Repayment of the entire balance is permitted at any time.


7.   Tax Status

     The Internal Revenue Service has determined that the Plan constitutes a qualified plan under Section 401(a) of the IRC and is therefore exempt from Federal income taxes under Section 501(a). The most recent determination letter was issued on April 17, 1992.

     Based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the Employer Contributions made on their behalf or on the Plan earnings credited to their account until such time as they are withdrawn.


8.   Administrative Expenses

     As provided for in the Individual Plan documents, certain administrative expenses are paid by the Plan. The remaining expenses are paid by the Company.

                           LORAL MASTER SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1993



                                                  FACE AMOUNT
                                                       OR                FAIR
DESCRIPTION                                       SHARES/UNITS           VALUE                   COST
- - -----------                                       ------------           -----                   ----
                                                                    (in thousands)          (in thousands)
Loral Company Stock Fund:
     Loral Corporation Common Stock                   954,706         $ 36,040                 $ 18,052

Equity Fund:
     Fidelity Magellan Fund                           968,457           68,615                   59,876

Fixed Income Fund:
     Fidelity Ginnie Mae Portfolio                  2,046,686           22,227                   22,067

Money Market Fund:
     Fidelity Retirement Money
     Market Trust                                  28,904,733           28,905                   28,905

Participant Loans                                   7,262,512            7,263
                                                                      --------                 --------
TOTAL                                                                 $163,050                 $128,900
                                                                      ========                 ========

                           LORAL MASTER SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                                 (In thousands)



                                                                                                           GAIN
                                               PURCHASE              SELLING           COST OF            (LOSS)
DESCRIPTION                                     PRICE                 PRICE             ASSET             ON SALE
- - -----------                                     -----                 -----             -----             -------
Common Stock
Loral Corporation Common Stock                   $5,231


Equity Fund
Fidelity Magellan Fund                           24,886


Fixed Income Fund
Fidelity Ginnie Mae Portfolio                     8,503


Money Market Fund
Fidelity Retirement Money Market Trust           12,910

                           LORAL MASTER SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                                 (In thousands)
                                  (Continued)



                                                                                                       Gain
                                            Purchase          Selling             Cost of             (Loss)
Description                                   Price            Price               Asset             on Sale
- - -----------                                   -----            -----               -----             -------
Common Stock
Loral Corporation Common Stock                                 $5,094              $3,246             $1,848


Equity Fund
Fidelity Magellan Fund                                         13,686              12,430              1,256


Fixed Income Fund
Fidelity Ginnie Mae Portfolio                                   5,577               5,448                129


Money Market Fund
Fidelity Retirement Money Market Trust                         14,223              14,223

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Loral Corporation on Form S-8 (File No. 33-8822) of our report dated April 12, 1994 on our audits of the combined financial statements and supplemental schedules of the Loral Master Savings Plan as of December 31, 1993 and 1992, and for the year ended December 31, 1993, which report is included in this Annual Report on Form 11-K.


                               COOPERS & LYBRAND

New York, New York
April 12, 1994





                                       14